UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

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XPO LOGISTICS, INC.
(Name of Issuer)

________________________________________

COMMON STOCK, Par Value $0.001 Per Share

(Title of Class of Securities)

30217Q 207

(CUSIP Number)

Jacobs Private Equity, LLC

Bradley S. Jacobs

350 Round Hill Road

Greenwich, Connecticut 06831

Telephone: (203) 413-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2021

(Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30217Q 207	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON Jacobs Private Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,915,701
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,915,701
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,915,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 114,710,933 shares of common stock, par value per share (the “Shares”), of XPO Logistics, Inc. outstanding as of October 29, 2021.

CUSIP No. 30217Q 207	SCHEDULE 13D	Page 3 of 5

1	NAME OF REPORTING PERSON Bradley S. Jacobs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,303,117 (2)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,303,117 (2)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,303,117 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%(3)
14	TYPE OF REPORTING PERSON IN

(2)	Mr. Jacobs has indirect beneficial ownership of 11,915,701 Shares as a result of being the managing member of Jacobs Private Equity, LLC (“JPE”). In addition, Mr. Jacobs holds directly 387,416 Shares.

(3)	See footnote 1.

CUSIP No. 30217Q 207	SCHEDULE 13D	Page 4 of 5

This Amendment No. 5 (this “Amendment”) amends and supplements the information set forth in the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2011, as previously amended (as amended, the “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Shares”) of XPO Logistics, Inc., a Delaware corporation (the “Company”), with the principal executive offices located at American Lane, Greenwich, Connecticut 06831. All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On December 9, 2021, Jacobs Private Equity, LLC (“JPE”) disposed of 3,217,500 Shares in a transaction effected automatically pursuant to a selling plan of JPE that is intended to comply with Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The shares were sold by JPE for tax and estate planning purposes.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) through (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(c) For the purposes of Rule 13d-3 promulgated under the Exchange Act, as of the date of this Amendment, JPE beneficially owns 11,915,701 Shares. The number of Shares beneficially owned represents, for the purposes of Rule 13d-3, approximately 10.4% of the outstanding shares of voting stock of the Company based on 114,710,933 Shares outstanding as of October 29, 2021 as reported by the Company in the Company’s Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2021 filed with the Securities and Exchange Commission on November 3, 2021. JPE has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the Shares described in this paragraph.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, as of the date of this Amendment, Mr. Jacobs beneficially owns 12,303,117 Shares. The number of Shares beneficially owned includes 11,915,701 Shares indirectly beneficially owned by Mr. Jacobs through JPE and 387,416 Shares directly beneficially owned by Mr. Jacobs. The total number of Shares directly and indirectly beneficially owned by Mr. Jacobs represents, for the purposes of Rule 13d-3, approximately 10.7% of the outstanding shares of voting stock of the Company based on 114,710,933 Shares outstanding as of October 29, 2021 as reported by the Company in the Company’s Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2021 filed with the Securities and Exchange Commission on November 3, 2021.

Except for the foregoing, neither Reporting Party has effected any transaction in the Shares during the past sixty days.

CUSIP No. 30217Q 207	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

JACOBS PRIVATE EQUITY, LLC

By:	/s/ Bradley S. Jacobs
Name: Bradley S. Jacobs Title: Managing Member

/s/ Bradley S. Jacobs
Name: Bradley S. Jacobs